April 17, 2007
VIA EDGAR
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:	MBF Healthcare Acquisition Corp. Amendment No. 6 to Registration Statement on Form S-1 File No. 333-135610 Filed April 13, 2007
Dear Mr. Reynolds:
     On behalf of MBF Healthcare Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated April 17, 2007 regarding the Company’s Amendment No. 6 to Registration Statement Form S-1. Please note that the Company is simultaneously filing Amendment No. 7 to incorporate the Company’s responses.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.
Financial Statements
Note to Financial Statements
General
1.	Please revise to provide updated disclosure of your commitments to the underwriters (e.g. 3.5% versus 2%) and disclose MBF Healthcare Partners, L.P.’s private placement purchase of units and warrants, including the related proceeds.

Note A and Note E to the Financial Statements have been revised to reflect that the current structure of the offering includes a 3.5% deferral of underwriting discount commissions and a private placement of $7,000,000. The audit report has been redated April 17, 2007.

U.S. Securities and Exchange Commission
April 17, 2007

Other Regulatory
2.	Please provide a current consent with any amendment.
     An updated consent has been filed as Exhibit 23.1.
     We look forward to hearing from you regarding Amendment No. 7 to the Registration Statement. If you have any questions, please call me at (305) 982-5658.

Sincerely,
/s/ Bradley D. Houser

cc:	Miguel B. Fernandez Chairman and Chief Executive Officer MBF Healthcare Acquisition Corp.